UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-11668

TXU US Holdings Company

(Exact name of registrant as specified in its charter)

Energy Plaza, 1601 Bryan Street, Dallas, Texas 75201, (214) 812-4600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Stock, without par value;

7.170% Fixed Senior Debentures due August 1, 2007;

4.010% Floating Rate Junior Subordinated Debentures, Series D due January 30, 2037;

8.175% Fixed Junior Subordinated Debentures, Series E due January 30, 2037

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Preferred Stock, without par value, 0 holders; 7.170% Fixed Senior Debentures due August 1, 2007, 23 holders; 4.010% Floating Rate Junior Subordinated Debentures, Series D due January 30, 2037, 2 holders; 8.175% Fixed Junior Subordinated Debentures, Series E due January 30, 2037, 37 holders.

Pursuant to the requirements of the Securities Exchange Act of 1934, TXU US Holdings Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 4, 2005	TXU US Holdings Company

	By:	/s/ Stanley J. Szlauderbach

	Name:	Stanley J. Szlauderbach
	Title:	Senior Vice President & Controller